Contact:  Raoul J. Witteveen
               (212) 916-3261
                          NEWS FOR IMMEDIATE RELEASE

            INTERPOOL, INC. REPORTS 4TH QUARTER INCOME PER SHARE OF
                  $0.25 AS COMPARED WITH $0.32 FOR PRIOR YEAR

PRINCETON, NJ, FEBRUARY 25, 1998 -- Interpool, Inc. (NYSE: IPX) reported today that its 1997 fourth quarter income per share, before extraordinary and non-recurring charges, was 25 cents (on a diluted basis), as compared with 32 cents per share, for the same period in 1996. Revenues during the fourth quarter of 1997 were $42,503,000, up 12% from $38,056,000 in the fourth quarter of 1996.

Interpool's income per share before extraordinary and non-recurring charges was $1.13 (on a diluted basis) for the year ended December 31, 1997 compared with $1.21 in 1996. Revenues for the year ended December 31, 1997 rose to $161,425,000, up 10% from $147,148,000 in 1996.

In commenting on the 1997 results, Martin Tuchman, Chairman and Chief Executive Officer, pointed to Interpool's strategic focus in 1997 on building its domestic intermodal equipment leasing business, with substantial emphasis on chassis leasing and management. During the second half of 1997, the company substantially increased its expenditures in the domestic intermodal leasing division. This increase contributed to an increase in chassis utilization to 96% in December 1997, from 92% in June 1997 and 94% in September 1997. However, the increased expenditures, net of taxes, resulted in a reduction in income before extraordinary item of $1,900,000 or 7 cents per share during the fourth quarter of 1997 over the prior year period. For the entire year 1997, the increased expenditures, net of taxes, resulted in a reduction in income before extraordinary item of $3,000,000 or 10 cents per share as compared to 1996. The company does not expect such expenditures in the domestic intermodal leasing division to continue at these levels in 1998.

During 1997, Interpool issued $225 million of ten year notes, comprised of $150 million of 7.35% Notes due 2007 and $75 million of 7.20% Notes due 2007. These Notes represented Interpool's first issues of unsecured debt, recognizing the company's growing credit strength. The net proceeds of those offerings were used to repay secured indebtedness, to purchase equipment and for other investments. However, until the funds from these offerings were deployed, the resulting excess of interest expense over interest income of approximately $530,000, net of taxes, resulted in a reduction of income before extraordinary item of 2 cents per share in the third quarter.

Mr. Tuchman further noted that earlier this week Interpool has just completed a sale of $100 million aggregate principal amount of 6-5/8% senior unsecured notes due 2003. After receipt of the proceeds of this offering, the company repaid approximately $83 million of outstanding borrowings under its revolving credit agreement. The company intends to use the balance of the proceeds from this offering for general corporate purposes. Mr. Tuchman stated, "This attractively priced issue is a reflection of Interpool's strong cash flow, low financial leverage and successful long-term leasing strategy which results in extremely high equipment utilization." He indicated that during the past twelve months, the company's container fleet has grown to approximately 426,000 container TEUs (twenty-foot-equivalent units) from 301,000 TEUs, with container utilization at 99%, while the chassis fleet has grown to approximately 63,000 units from 57,000 units, with chassis utilization at 96%.

Interpool conducts its international container leasing business through its subsidiary Interpool Limited, while the domestic intermodal equipment leasing business is conducted by Interpool, Inc. and its other subsidiaries. During the fourth quarter of 1997, the Interpool Limited international container division's contribution to consolidated income declined to $7,731,000 from $8,020,000, while the domestic intermodal division's contribution declined to a small loss of $485,000, as compared with a prior year contribution of $2,263,000. Revenues for the fourth quarter of 1997 from the Interpool Limited international container division increased to $22,191,000 while revenues from the domestic intermodal division rose to $20,312,000.

During the year ended December 31, 1997, the Interpool Limited international container division's contribution to consolidated income rose to $29,921,000 from $29,490,000 in 1996 while the domestic intermodal division's contribution decreased to $3,170,000 from $8,598,000. In addition to the items mentioned above which impacted earnings per share, the domestic intermodal division's contribution was reduced by $4.1 million of interest expense, net of taxes, attributable to the Capital Securities sold by the company in January, 1997. Revenues for the year ended December 31, 1997 from the Interpool Limited international container division increased to $86,264,000 from $79,422,000 in 1996, while revenues from the domestic intermodal division rose to $75,161,000 from $67,726,000.

Interpool, originally founded in 1968, is one of the world's leading lessors of cargo containers used in international trade and is the second largest lessor of intermodal container chassis in the United States. Interpool leases its containers and chassis to over 200 customers, including nearly all of the world's 20 largest international container shipping lines.

         This Press Release contains certain forward-looking statements regarding future circumstances. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements, including in particular the risks and uncertainties described in the company's SEC filings. The company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof.

                            INTERPOOL, INC.
                   CONSOLIDATED STATEMENTS OF INCOME
               (In thousands, except amounts per share)
                                   (Unaudited)

                                                             THREE MONTHS ENDED                   YEAR ENDED
                                                                DECEMBER 31,                     DECEMBER 31,
                                                          1997              1996             1997            1996
                                                        ---------        ---------        ---------        ---------
REVENUES (1)                                            $  42,503        $  38,056        $ 161,425        $ 147,148

LEASE OPERATING AND ADMINISTRATIVE EXPENSES                11,845            8,346           39,832           30,731
DEPRECIATION AND AMORTIZATION OF
 LEASING EQUIPMENT                                          9,456            7,907           35,611           31,976
(GAIN)/ LOSS  ON  SALE OF LEASING EQUIPMENT                   281             (439)            (492)            (932)
                                                        ---------        ---------        ---------        ---------
EARNINGS BEFORE INTEREST AND TAXES                         20,921           22,242           86,474           85,373
INTEREST EXPENSE , NET                                     12,875            9,659           48,883           39,485
                                                        ---------        ---------        ---------        ---------
INCOME BEFORE TAXES, EXTRAORDINARY LOSS
  AND NON-RECURRING CHARGE                                  8,046           12,583           37,591           45,888
PROVISION FOR INCOME TAXES                                    800            2,300            4,500            7,800
                                                        ---------        ---------        ---------        ---------
INCOME BEFORE EXTRAORDINARY LOSS
 AND NON-RECURRING CHARGE                                   7,246           10,283           33,091           38,088

EXTRAORDINARY LOSS ON RETIREMENT OF DEBT,
NET OF APPLICABLE TAXES OF $1,825 (2)                         550                             5,428

NON-RECURRING CHARGES:
COST OF SUBSIDIARY INITIAL PUBLIC OFFERING (3)                               1,500                             1,500

ACQUISITION OF PREFERRED STOCK OF SUBSIDIARY (4)                                                               2,392
                                                        ---------        ---------        ---------        ---------
NET INCOME                                              $   6,696        $   8,783        $  27,663        $  34,196
                                                        =========        =========        =========        =========


 INCOME PER SHARE BEFORE EXTRAORDINARY
 LOSS , PREMIUM PAID ON REDEMPTION OF  PREFERRED
STOCK IN 1997 AND NONRECURRING CHARGES IN 1996
  BASIC                                                 $    0.26        $    0.35        $    1.17        $    1.30
  DILUTED                                               $    0.25        $    0.32        $    1.13        $    1.21

EXTRAORDINARY LOSS ON RETIREMENT OF DEBT IN 1997 ANd
NONRECURRING CHARGES IN 1996
  BASIC                                                 ($   0.02)       ($   0.06)       ($   0.20)       ($   0.06)
  DILUTED                                               ($   0.02)       ($   0.05)       ($   0.18)       ($   0.05)

PREMIUM PAID ON REDEMPTION OF PREFERRED STOCK (5)
  BASIC                                                        NA               NA        ($   0.24)              NA
  DILUTED                                                      NA               NA        ($   0.23)              NA

NET INCOME PER SHARE :
  BASIC                                                 $    0.24        $    0.30        $    0.73        $    1.24
  DILUTED                                               $    0.23        $    0.28        $    0.71        $    1.16



WEIGHTED AVERAGE SHARES OUTSTANDING:
  BASIC                                                    27,552           25,953           27,552           25,953
  DILUTED                                                  28,635           31,852           29,370           31,438

(1) Revenue in the year ended December 31,1997 includes $1.5 million of successful legal claim recovery during the second quarter.

(2) The extraordinary loss primarily resulted from the retirement of secured debt in the third quarter using proceeds from the issuance of ten year unsecured notes during the third quarter.

(3) Represents a charge for the initial public offering expenses of Interpool Limited which offering was withdrawn in the fourth quarter of 1996.

(4) Represents a non-cash and non-recurring charge for accumulated dividends of its subsidiary, Trac Lease, Inc., which resulted from the acquisition of the outstanding preferred stock of Trac Lease, Inc. through the issuance of Interpool, Inc. preferred stock. Such charge had no impact on net income per share because unpaid dividends were included in the computation of net income per share in periods prior to the acquisition.

(5) Represents a special non-recurring charge of $6,716 to retained earnings for the redemption of 5 3/4 % Convertible Preferred Stock expressed as amount per share.